FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 23rd December 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Royal Dutch Shell plc (B shares)

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Group Plc (L&G)
5. Date of the transaction and date on which the threshold is crossed or reached:	18 December 2009
6. Date on which issuer notified:	22 December 2009
7. Threshold(s) that is/are crossed or reached:	Above 5% (Group) Above 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
B ORD EURO 0.07 (UK)	Below 5% (as at 24/11/2009)		135,139,546	123,151,891	11,987,655	4.56%	0.44%

B: Qualifying Financial Instruments Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments Resulting situation after the triggering transaction

Type of financial instrument	Exercise Price	Expiration date	Exercise/Conversion Period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	% of voting rights
135,139,546	5.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Legal & General Group Plc (Direct and Indirect) (Group) (135,139,546 - 5.01%)
Legal & General Investment Management (Holdings) Limited (Direct and Indirect) (LGIMH) (135,139,546 - 5.01% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) (135,139,546 - 5.01% = Total Position)
Legal & General Group Plc (Direct) (L&G) (123,151,891 - 4.56% = LGAS, LGPL & PMC)

Legal & General Investment Management	Legal & General Insurance Holdings Limited
(Holdings) Limited (Direct) (LGIMHD)	(Direct) (LGIH)
(105,681,396 - 3.92% = PMC)

Legal & General Assurance (Pensions Limited (PMC) (105,681,396 - 3.92% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A
11. Number of voting rights proxy holder will cease to hold:
N/A
12. Date on which proxy holder will cease to hold voting rights:
N/A
13. Additional information:
Notification using the total voting rights figure of 2,695,808,103
14. Contact name:
Mark Edwards, Royal Dutch Shell plc
15. Contact telephone number:
020 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 23 December 2009